MDU RESOURCES GROUP, INC.
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                      Years Ended December 31,
                         1995     1994     1993      1992     1991
                                  (In thousands of dollars)
Earnings Available for
 Fixed Charges:

Net Income per
 Consolidated
 Statements
 of Income            $41,633  $39,845  $38,817*  $35,371  $38,017

Income Taxes           23,057   18,833   19,982*   10,900   16,808
                       64,690   58,678   58,799    46,271   54,825

Rents (a)                 894      878      871       504      519

Interest (b)           29,924   29,173   27,928    30,056   36,392

Total Available for
 Fixed Charges        $95,508  $88,729  $87,598*  $76,831  $91,736

Fixed Charges (c)     $30,818  $30,051  $28,799   $30,560  $36,911

Ratio of Earnings to
 Fixed Charges          3.10x    2.95x    3.04x*    2.51x    2.49x



* Before cumulative effect of accounting change of $5,521 (net of income taxes).

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income. Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company as more fully described in Notes to Consolidated Financial Statements.

(c) Represents rents and interest, both as defined above.